NO ACT

PE
12-16-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013107

December 16, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-16-2009

Timothy S. Taylor
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Re: Cleco Corporation

Dear Mr. Taylor:

This is in regard to your letter dated December 16, 2009 concerning the shareholder proposal submitted by the Green Century Equity Fund for inclusion in Cleco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Cleco therefore withdraws its December 7, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Kristina Curtis
President, Green Century Funds
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

BAKER BOTTS LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

December 16, 2009

Timothy S. Taylor
TEL +1 713.229.1184
FAX +1 713.229.7784
timothy.taylor@bakerbotts.com

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Cleco Corporation
Shareholder Proposal of the Green Century Equity Fund Submitted to Cleco Corporation under Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, Cleco Corporation, a Louisiana corporation (the "Company"), regarding a request, dated December 7, 2009, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Green Century Equity Fund (the "Proponent") may properly be omitted from the Company's 2010 proxy statement and form of proxy. The Proponent has notified the Company in writing that it has withdrawn the Proposal. A copy of the Proponent's letter informing the Company of such withdrawal is attached hereto as Exhibit A.

We are writing to inform you that the Company withdraws its request for a no-action letter under Rule 14a-8(j) in connection with the Proposal. In accordance with Section B of Staff Legal Bulletin No. 14 (CF) (July 13, 2001), we are providing a copy of this letter to the Proponent. If the Staff has any questions regarding this matter, please contact the undersigned at 713.229.1184 or Mike Myers at 713.229.1476.

Very truly yours,

Timothy S. Taylor

Timothy S. Taylor

cc: Wade A. Hoefling
Judy P. Miller
Mike Myers

HOU03:1225082.1

GREEN CENTURY FUNDS

December 10, 2009

Judy P. Miller
Corporate Secretary
Cleco Corporation
P. O. Box 5000,
Pineville, Louisiana 71361-5000

Dear Ms. Miller,

Please allow this correspondence to serve as formal notice that the Green Century Equity Fund is withdrawing the shareholder proposal submitted to the Cleco Corporation on November 10, 2009.

If you have any questions, please contact Larisa Ruoff at Green Century Capital Management (617-482-0800).

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Funds

cc: Division of Corporate Finance, U.S Securities and Exchange Commission

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

<u>EXHIBIT A</u>

Proponent's Letter Withdrawing the Proposal

[Begins on Next Page]

GREEN CENTURY FUNDS

RCVD DEC 15 2009

December 10, 2009

Judy P. Miller
Corporate Secretary
Cleco Corporation
P. O. Box 5000,
Pineville, Louisiana 71361-5000

Dear Ms. Miller,

Please allow this correspondence to serve as formal notice that the Green Century Equity Fund is withdrawing the shareholder proposal submitted to the Cleco Corporation on November 10, 2009.

If you have any questions, please contact Larisa Ruoff at Green Century Capital Management (617-482-0800).

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Funds

cc: Division of Corporate Finance, U.S Securities and Exchange Commission

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

ABU DHABI
AUSTIN
BEIJING
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
PALO ALTO
RIYADH
WASHINGTON

December 7, 2009

Timothy S. Taylor
TEL +1 713.229.1184
FAX +1 713.229.7784
timothy.taylor@bakerbotts.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Cleco Corporation
Shareholder Proposal of the Green Century Equity Fund Submitted to Cleco
Corporation under Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are writing on behalf of our client, Cleco Corporation, a Louisiana corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(e)(2), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2010 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proposal") submitted by the Green Century Equity Fund (the "Proponent"). For the reasons stated below, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(e)(2). A copy of the Proposal is attached hereto as Exhibit A.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Staff. Pursuant to Rule 14a-8(j)(1), we have concurrently sent copies of this submission to the Proponent.[1] The Company expects to file its Proxy Materials in definitive form with the Commission on or about March 18, 2010. Pursuant to Section I of Staff Legal Bulletin No. 14C (CF) (June 28, 2005), in the event the Staff is unable to mail a prompt response to this letter, the Company requests that the Staff transmit its response by facsimile to the Company at the facsimile number provided above and to the Proponent at the facsimile number provided in the Proponent's cover letter attached hereto with Exhibit A.

[1] The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. Pursuant to Section G of Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth in Rule 14a-8(e). Thus, the Company is not required to send the Proponent a notice pursuant to Rule 14a-8(f)(1) for the proposal to be excluded under Rule 14a-8(e)(2).

I. The Proposal

The Proposal generally seeks to encourage the Company to measure and disclose its water withdrawals in connection with power generation and consider shifting power generation to less water intensive renewable sources, such as wind. The Proposal contains the following resolution:

> **RESOLVED**
> Shareholders request that an independent committee of the Board prepare a report, at a reasonable cost and omitting all proprietary information, measuring and disclosing the company's water withdrawals. The report should consider the environmental implications of a policy of discontinuing expansion in thermoelectric generation and investing in less water intensive renewable energy methods such as wind. The report should be available to investors by September 1, 2010.

Based on information from the United States Postal Service, the Proposal was delivered to the Pineville, Louisiana post office on November 13, 2009. The Company received the Proposal on November 16, 2009. Both dates are after the deadline for submitting proposals for inclusion in the Company's 2010 Proxy Materials.

II. Basis for Excluding the Proposal—Rule 14a-8(e)(2)

Rule 14a-8(e)(2) states that a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."[2] The proxy statement for the Company's 2009 annual meeting was dated and released to shareholders on March 12, 2009. The deadline for submission of shareholder proposals for inclusion in the 2010 Proxy Materials filed in connection with the 2010 Annual Meeting was November 12, 2009. Pursuant to Rule 14a-5(e), the Company disclosed this November 12, 2009 deadline, as well as the method for submitting shareholder proposals, in its 2009 proxy materials. Specifically, page 60 of the Company's 2009 proxy statement (a copy of which is attached hereto as Exhibit B) states the following:

[2] The only exception to the 120-day requirement is if a company (i) "did not hold an annual meeting the previous year" or (ii) "if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's annual meeting." Neither exception applies to the Company.

PROPOSALS BY SHAREHOLDERS

> Any shareholder who intends to present a proposal at the 2010 annual meeting of shareholders and who requests inclusion of the proposal in Cleco's 2010 proxy statement and form of proxy, in accordance with applicable SEC rules, must file such proposal with Cleco no later than November 12, 2009. Proposals should be addressed to: Cleco Corporation, P.O. Box 5000, Pineville, Louisiana 71361-5000, Attn: Corporate Secretary.

As described in more detail below and in the affidavit attached hereto as Exhibit C, the Company did not receive the Proposal by the November 12, 2009 deadline.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and has granted relief under Rule 14a-8(e)(2) when proposals have been received just one or two days after the deadline for submission. *See, e.g., City Nat'l Corp.* (Jan. 17, 2008) (proposal received one day after the deadline for submission); *Smithfield Foods, Inc.* (June 4, 2007) (same); *Int'l Bus. Machines Corp.* (Dec. 5, 2006) (same); *Am. Express Co.* (Dec. 21, 2004) (same); *Coca-Cola Co.* (Jan. 11, 2001) (same); *PepsiCo, Inc.* (Jan. 14, 2000) (same); *Hewlett-Packard Co.* (Nov. 17, 2000) (same); *Hewlett-Packard Co.* (Nov. 9, 1999); *Chevron Corp.* (Feb. 10, 1998) (citing eight other no-action letters where proposals were received one day late); *Norfolk S. Corp.* (Feb. 23, 1998); *Tootsie Roll Indus., Inc.* (Jan. 14, 2008) (proposal received two days after submission deadline). In addition, the Staff has permitted exclusion of late proposals even if such proposals are dated on or prior to the submission deadline. *See e.g., CBS Corp.* (Mar. 10, 2003) (proposal received one day late but dated four days prior to submission deadline); *Warwick Valley Tel. Co.* (Feb. 28, 2003) (proposal received three days late but dated two days prior to submission deadline). In this case, the Proposal was delivered to the Pineville, Louisiana post office on November 13, 2009, and the Company first received the Proposal on November 16, 2009; in each case, after the deadline for submission of shareholder proposals under Rule 14a-8(e)(2).

In addition, in Section G of SLB 14, the Staff wrote, "Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals." In the same legal bulletin, the Staff further stated, "[t]o avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices." SLB 14, Section G. As noted above, the Company posted the deadline for submitting rule 14a-8 shareholder proposals in its most recent proxy statement, which has been available to the Proponent since March 12, 2009.

The Proponent failed to deliver the Proposal to the Company's principal executive office on or before the November 12, 2009 deadline, as required by Rule 14a-8(e) and as set forth on page 60 of the Company's 2009 proxy statement. Accordingly, the Company has concluded that it may exclude the Proposal from the Proxy Materials.

III. Conclusion

For the reasons stated above, the Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(e)(2).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. Moreover, the Company reserves the right to submit to the Commission additional bases upon which the Proposal may properly be omitted from the 2010 Proxy Materials. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1184 or Mike Myers at 713.229.1476.

We appreciate your attention to this request.

Very truly yours,

Timothy S. Taylor

Timothy S. Taylor

cc: Wade A. Hoefling
Judy P. Miller
Mike Myers

<u>**EXHIBIT A**</u>

Proposal

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GREEN CENTURY FUNDS

RCVD NOV 16 2009

November 10, 2009

Judy P. Miller
Corporate Secretary
Cleco Corporation
P. O. Box 5000,
Pineville, Louisiana 71361-5000

Dear Ms. Miller,

The Green Century Equity Fund is filing the enclosed shareholder resolution, for inclusion in Cleco Corporation's proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of Cleco Corporation's stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership accompanies this letter.

Water shortage and scarcity is increasingly recognized as one of the most critical environmental problems we face. Given its dependence on significant water withdrawals, thermoelectric power producers must pay particular attention to this reality. Green Century believes those companies that take proactive steps to measure and report their water use will be better positioned to respond effectively and those that do not, face serious business risks.

The Green Century Funds believe Cleco Corporation has the opportunity to be a leader and protect shareholder value by measuring and disclosing its water withdrawals and moving toward less water-intensive generation methods.

Thank you for your prompt attention to this matter. If you have any questions, please contact Larisa Ruoff at Green Century Capital Management (617-482-0800).

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Funds

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

Cleco Corporation
Disclosure of Withdrawals Report
2010

Whereas:
Thermoelectric power generation results in significant water withdrawals. According to the U.S. Geological Survey, the sector withdraws "49 percent of total water use" or "201,000 million gallons per day."

The Department of Energy (DOE) finds, "[e]very kilowatt-hour of electric power generated from coal requires up to 27 gallons of water to produce. Or put another way, even the most water-efficient 500-megawatt power plant...requires about 7,000 gallons of water each minute, equivalent to the content of 17 Olympic-sized swimming pools each day."

Climate change is expected to exacerbate water shortages. According to the U.S. Climate Change Science Program, "there is agreement among climate models that there will be a redistribution of water, as well as changes in the availability by season. As currently designed, power plants require significant amounts of water, and they will be vulnerable to fluctuations in water."

Water constraints are already impeding expansion opportunities of the thermoelectric power sector, and are projected to increase. The Electric Power Research Institute "projects a potential for future constraints on thermoelectric power in 2025 for Arizona, Utah, Texas, Louisiana, Georgia, Alabama, Florida, and all of the Pacific Coast states." This warning is particularly troubling given Cleco's operations in Louisiana.

According to Dr. Peter Gleick of the Pacific Institute, "Water availability will increasingly limit our energy choices as climate change accelerates and population continues to grow."

In light of these conditions, shareholders encourage Cleco Corporation to measure and disclose its water withdrawals and consider shifting power generation to less water intensive renewable sources, such as wind. According to the DOE, "each megawatt-hour generated by wind could save as much as 600 gallons of water that would be otherwise lost to fossil plant cooling..."

RESOLVED
Shareholders request that an independent committee of the Board prepare a report, at a reasonable cost and omitting all proprietary information, measuring and disclosing the company's water withdrawals. The report should consider the environmental implications of a policy of discontinuing expansion in thermoelectric generation and investing in less water intensive renewable energy methods such as wind. The report should be available to investors by September 1, 2010.

STATE STREET.

State Street Back Bay
200 Clarendon Street
Boston, MA 02116

November 10, 2009

Ms. Kristina Curtis
President
Green Century Funds
114 State Street, Suite 200
Boston MA 02109

Dear Ms. Curtis:

This letter is to confirm that as of November 10, 2009, State Street Bank, in its capacity as custodian, held 500 shares of Cleco Corporation New Common Stock on behalf of the Green Century Equity Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Cleco Corporation New Common Stock, held by the bank on behalf of the Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to November 10, 2009.

If you have any further questions or need additional information, please contact me at (617) 662-2669

Sincerely,

Kerri Cox
Officer

Confidential

<u>EXHIBIT B</u>

Page 60 of the Company's 2009 Proxy Statement

[Begins on Next Page]

ANNUAL REPORT

The enclosed 2008 Annual Report and the 2008 Form 10-K, which contains Cleco's consolidated financial statements for the year ended December 31, 2008, accompany the proxy material being mailed to all shareholders. The 2008 Annual Report and the 2008 Form 10-K are not a part of the proxy solicitation material.

PROPOSALS BY SHAREHOLDERS

Any shareholder who intends to present a proposal at the 2010 annual meeting of shareholders and who requests inclusion of the proposal in Cleco's 2010 proxy statement and form of proxy, in accordance with applicable SEC rules, must file such proposal with Cleco no later than November 12, 2009. Proposals should be addressed to: Cleco Corporation, P. O. Box 5000, Pineville, Louisiana 71361-5000, Attn: Corporate Secretary.

The Bylaws of Cleco also require advance notice of other proposals by shareholders to be presented at any meeting of Cleco shareholders. In the case of the 2010 annual meeting of shareholders, the required notice generally must be received by the Cleco corporate secretary no later than December 24, 2009. In order for a matter to be properly presented at the meeting, the notice also must set forth as to each such matter of business proposed:

- a brief description of the matter and the reasons for conducting it at the meeting;
- the shareholder's name and address;
- the name of all other persons, if any, with whom the shareholder is acting in concert;
- the class and number of Cleco shares beneficially owned by the shareholder;
- the class and number of Cleco shares beneficially owned by all other persons, if any, with whom the shareholder is acting in concert; and
- any material interest of the shareholder's or any person with whom the shareholder is acting in concert in the business proposed.

If a shareholder desires to nominate a director or amend Cleco's Amended and Restated Articles of Incorporation or Bylaws at the 2010 annual meeting, the Bylaws require that the shareholder give written notice to Cleco's corporate secretary no later than October 25, 2009.

The notice for nomination of a director must set forth, in addition to certain information regarding the business experience of and the shareholder's relationship to his/her nominee:

- the number of Cleco shares beneficially owned by the shareholder;
- the names of all other persons, if any, with whom the shareholder is acting in concert; and
- the number of Cleco shares beneficially owned by each such person.

For information concerning nomination of directors by the Nominating/Governance Committee, see the discussion under "Proposal Number 1—Election of Three Class III Directors—Director Nomination Process" in this proxy statement.

The notice for amendment of Cleco's Amended and Restated Articles of Incorporation or Bylaws must be accompanied by:

- the text of the shareholder's proposed amendment;
- evidence, reasonably satisfactory to Cleco's corporate secretary, of the shareholder's status as a shareholder and the number of Cleco shares beneficially owned by the shareholder;

EXHIBIT C

Affidavit of Judy P. Miller

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EXHIBIT C

AFFIDAVIT OF JUDY P. MILLER

STATE OF LOUISIANA

PARISH OF RAPIDES

On this 7th day of December, 2009, before me, a Notary Public in and for the above State and Parish, personally came and appeared **Judy P. Miller**, who is to me known to be the same person and of lawful age, and who, being duly sworn, acknowledged to me as follows:

1. I am the Corporate Secretary for Cleco Corporation, a Louisiana corporation ("Cleco" or the "Company").

2. I have personal knowledge of the facts contained in this Affidavit.

3. I submit this Affidavit in support of the letter of Cleco's legal counsel dated December 7, 2009 in which such counsel on behalf of Cleco notified the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2010 annual shareholder meeting a shareholder proposal and accompanying statements in support thereof (collectively, the "Proposal") submitted by the Green Century Equity Fund (the "Proponent").

4. On November 16, 2009, on behalf of the Company I received a letter and the attached Proposal by express mail from the Green Century Equity Fund.

5. As noted in the Company's 2009 proxy statement, shareholders who wish to include a shareholder proposal in the Company's proxy materials must address such proposals to my attention at Cleco Corporation, P.O. Box 5000, Pineville, Louisiana 71361-5000.

6. As a matter of course, the Pineville post office places a notice in the above-listed postal box when it receives mail for Cleco, and the Cleco mailroom personnel then retrieve the mail and deliver such mail to the applicable addressee. As of the end of business on November 12, 2009, the Company had not received any notice that the Pineville post office had received the Proposal.

7. According to the attached U.S. Postal Service Track and Confirm search results, the Proposal was delivered to the Pineville post office at approximately 1:00 pm on Friday, November 13, 2009. The Cleco mailroom employees checked the P.O. Box on that particular day prior to 1:00 pm.

8. On Monday, November 16, 2009, Cleco mailroom personnel retrieved the notice and the Proposal was thereafter delivered to me.

EXECUTED AND DELIVERED as of the 7th day of December, 2009.

Judy P. Miller

Judy P. Miller

SWORN TO AND SUBSCRIBED,
before me on the 7th day
of December, 2009.

Jill M. Kelone

Notary Public

JILL M. KELONE BAR ROLL NO. 28372
NOTARY PUBLIC
STATE OF LOUISIANA

UNITED STATES POSTAL SERVICE®

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Label/Receipt Number: EH45 4957 351U S
Class: Express Mail®
Status: Delivered

Your item was delivered at 8:53 AM on November 16, 2009 in PINEVILLE, LA 71360. The item was signed for by E JONES.

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Detailed Results:

- Delivered, November 16, 2009, 8:53 am, PINEVILLE, LA 71360
- Notice Left, November 13, 2009, 12:59 pm, PINEVILLE, LA 71360
- Arrival at Pick-Up-Point, November 13, 2009, 12:59 pm, PINEVILLE, LA 71360
- Arrival at Post Office, November 13, 2009, 12:49 pm, PINEVILLE, LA 71360
- Missent, November 13, 2009, 10:50 am
- Processed through Sort Facility, November 13, 2009, 6:31 am, SHREVEPORT, LA 71102
- Processed through Sort Facility, November 12, 2009, 4:42 pm, SANTA CLARITA, CA 91383
- Forwarded, November 11, 2009, 8:11 am, VAN NUYS, CA
- Missent, November 11, 2009, 8:10 am
- Acceptance, November 10, 2009, 4:34 pm, BOSTON, MA 02109

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